SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 12 May, 2022

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

BP p.l.c

AGM 2022 poll results

BP p.l.c. held its Annual General Meeting on 12 May 2022 and announces the results of the voting below.

	Votes For	%	Votes Against	%	Total Votes Cast (excluding withheld)	% of issued share capital voted*	Votes Withheld**
Resolution 1: Report and accounts	11,888,811,888	99.63	43,967,714	0.37	11,932,779,602	61.12%	53,028,472
Resolution 2: Directors' remuneration report	11,117,563,056	94.36	665,022,090	5.64	11,782,585,146	60.36%	203,221,922
Resolution 3: "Net Zero - from ambition to action" report	10,243,411,197	88.53	1,327,625,024	11.47	11,571,036,221	59.27%	414,773,596
Resolution 4: To re-elect Mr H Lund as a director	11,522,425,313	96.56	410,700,046	3.44	11,933,125,359	61.13%	52,672,313
Resolution 5: To re-elect Mr B Looney as a director	11,782,025,805	98.69	156,794,718	1.31	11,938,820,523	61.16%	46,983,844
Resolution 6: To re-elect Mr M Auchincloss as a director	11,791,571,084	98.78	145,700,050	1.22	11,937,271,134	61.15%	48,544,835
Resolution 7: To re-elect Mrs P R Reynolds as a director	11,388,720,684	95.42	547,004,247	4.58	11,935,724,931	61.14%	50,091,676
Resolution 8: To re-elect Miss P Daley as a director	11,775,967,983	98.66	159,440,873	1.34	11,935,408,856	61.14%	50,404,614
Resolution 9: To re-elect Mrs M B Meyer as a director	11,571,670,836	97.90	247,989,413	2.10	11,819,660,249	60.54%	166,155,721
Resolution 10: To re-elect Sir J Sawers as a director	11,572,408,331	96.96	362,567,294	3.04	11,934,975,625	61.14%	50,842,596
Resolution 11: To re-elect Mr T Morzaria as a director	11,795,665,999	98.83	139,322,205	1.17	11,934,988,204	61.14%	50,827,765
Resolution 12: To re-elect Mrs K Richardson as a director	10,794,224,268	90.43	1,141,764,905	9.57	11,935,989,173	61.14%	49,826,797
Resolution 13: To re-elect Dr J Teyssen as a director	11,748,126,515	98.44	186,660,015	1.56	11,934,786,530	61.13%	51,029,439
Resolution 14: Reappointment of auditor	11,908,406,408	99.69	37,233,981	0.31	11,945,640,389	61.19%	40,185,810
Resolution 15: Remuneration of auditor	11,890,464,940	99.63	43,701,452	0.37	11,934,166,392	61.13%	51,657,005
Resolution 16: Renewal of the BP ShareMatch UK Plan 2001	11,833,757,590	99.23	91,540,475	0.77	11,925,298,065	61.09%	60,531,313
Resolution 17: Renewal of the BP Sharesave UK Plan 2001	11,798,066,613	98.94	126,207,453	1.06	11,924,274,066	61.08%	61,543,949
Resolution 18: Political donations and political expenditure	11,638,254,421	97.55	292,192,818	2.45	11,930,447,239	61.11%	55,370,527
Resolution 19: Limited authority to allot shares up to a specified amount	11,365,262,872	95.25	567,087,208	4.75	11,932,350,080	61.12%	53,479,307
Resolution 20: Special resolution: Authority to allot a limited number of shares for cash free of pre-emption rights	11,750,475,006	98.71	153,527,693	1.29	11,904,002,699	60.98%	81,825,689
Resolution 21: Special resolution: Additional authority to allot a limited number of shares for cash free of pre-emption rights	11,463,506,845	96.29	441,630,811	3.71	11,905,137,656	60.98%	80,690,782
Resolution 22: Special resolution: Share buyback	11,746,635,916	98.42	188,156,921	1.58	11,934,792,837	61.13%	51,031,941
Resolution 23: Special resolution: Notice of general meetings	11,014,542,918	92.22	929,145,322	7.78	11,943,688,240	61.18%	42,142,449
Resolution 24: Special resolution: Follow This shareholder resolution on climate change targets	1,765,833,694	14.86	10,118,016,838	85.14	11,883,850,532	60.87%	101,979,681

*   Total voting rights of the shares in issue excluding Treasury shares:   19,522,131,901

    Every shareholder has one vote for every ordinary share held and two votes for every £5 in nominal amount of bp preference shares held.

** Please note a 'vote withheld' is not a vote under English law and is not counted in the calculation of votes 'for' or 'against' a resolution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 12 May 2022
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary